starpharma

SEC MAIL RECEIVED PROCESSING
JAN - 4 2007
WASH. D.C. 213 SECTION

22 December 2006

07020187

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 1 November 2006. The first release after this date was on 13 November 2006 .

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
JAN 1 0 2007
THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

File No. 82-34832

starpharma

VivaGel™ Market Update

Melbourne, Australia: 13 November 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced a market update of the development program and associated timelines for VivaGel™, its microbicide under development for the prevention of sexually transmitted infections (STIs) in women.

The development of VivaGel™ for the prevention of both HIV and HSV-2 (genital herpes) indications involves a broad range of concurrent clinical, non-clinical and scale-up activities and continues to make strong progress, with a number of significant milestones achieved in the past 12 months. With no topical microbicides yet approved for the prevention of STIs, the development path for this product category is less well established than for many traditional pharmaceutical products, and this results in a degree of uncertainty related to factors outside the Company's control.

Some other microbicide development programs for prevention of HIV have experienced delays due to several factors including shortfalls in enrolment targets for HIV prevention trials, lower than expected background incidence levels for HIV, and higher than expected incidence of pregnancy in HIV prevention trial participants. As a result of such developments and Starpharma's own observations of trial practicalities the Company has reassessed some of the underlying assumptions in the development program and the timelines for VivaGel™.

The Company has previously published development path timelines projecting first regulatory approval for VivaGel™ at the end of 2008. Starpharma now estimates that regulatory approval milestones will be extended by 12 to 24 months. Starpharma will continue to seek to minimise any potential delays by optimising clinical trial design, location, site numbers, sample size and other factors within its control, drawing on industry experiences to date. Clinical trial modifications will include features predicted to minimise the loss of participants, such as careful definition of selection criteria, and will be supported by the timely completion of toxicology studies to minimise the number of exclusion criteria.

Starpharma is increasingly confident that the genital herpes indication has significant commercial potential and also is likely to provide a faster route to market without many of the challenging factors inherent in HIV trials. Based on current information it is anticipated that VivaGel™ is likely to be the first microbicide product to market for the prevention of genital herpes. As genital herpes is a prevalent disease in many parts the developed world (eg 26% of US women) the potential efficacy trial sites for herpes are more extensive with more well developed infrastructure than for HIV, facilitating potentially faster recruitment and trial completion.

The development of VivaGel™ continues to be a positive and exciting commercial opportunity for Starpharma with a number of significant milestones achieved over the past 12 months, including the following:

- More than US$20 million non-dilutive funding for its development for HIV without downstream commercial obligations;
- US Food and Drug Administration (FDA) Fast Track status for HIV prevention;
- Announcement of non-dilutive support for the development of VivaGel™ for the prevention of genital herpes;
- Identification of contraceptive activity which potentially expands VivaGel™'s applications and the product's commercial potential;
- Two clinical trials commenced recently including VivaGel™'s first US trial site, with a Kenyan trial site to commence shortly;
- Further preparations for trials in the US, Australia and Asia continue to make good progress;
- Starpharma understands that VivaGel™ remains the only microbicide in clinical development for the prevention of the increasingly important worldwide disease, genital herpes;
- Scale-up of VivaGel™ manufacturing on track;
- Toxicology programs continue to make good progress.

In addition, commercial activities regarding the potential condom coating opportunity and development of a combination product with broader STI application (ComboGel) continue to make solid progress.

Market opportunity for Microbicides

Data supporting the market demand for microbicides continue to build with recent US studies showing 30-40% of female college students in California would buy a microbicide, with higher numbers if the product had contraceptive properties. Awareness of herpes which afflicts approximately 45 million Americans today continues to grow. US opinion leaders are calling for a national genital herpes prevention program and given the current paucity of effective prevention measures, this augurs well for topical microbicides that have this as an approved application.

Starpharma's Pipeline

VivaGel™ continues to represent an important part of Starpharma's dendrimer drug candidate portfolio, and it is by no means its only commercial opportunity. In addition to the VivaGel™ line extensions (as a condom coating and Combo-gel) and Starpharma's other pharmaceutical applications of dendrimers such as ADME Engineering™ and Targeted Diagnostics programs, the company recently significantly strengthened its pipeline and near-term commercial potential through the acquisition of US company, DNT Inc.

As a result of this acquisition the company now has a balanced pipeline which includes royalties from marketed products, together with additional near-term commercial opportunities such as anticipated launch of its siRNA transfection kit in 2007. Starpharma is now positioned as an international dendrimer nanotechnology company with a wide range of commercialisation opportunities in the pharmaceutical, life-science and industrial sectors. Its portfolio has been strengthened and balanced for risk and return. In addition, the company's profile in the US capital markets has been strengthened significantly through the Dow Chemical Company becoming its largest shareholder and close to 20% of its equity now held in the USA.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

Genital herpes: A recurrent, lifelong viral infection caused by the sexually transmitted herpes simplex virus type-2 (HSV-2). It is one of the most prevalent STIs, estimated to infect between 15% and 25% of male and female adults in developed countries. This figure is expected to rise to about 39% for males and 49% for females by 2025, unless effective preventive measures are found to reverse the trend. Herpes is estimated to affect one in six adults in America and new cases cost more than US$1.5 billion each year. The figures for Australia are similar with an estimated one in six adults suffering from genital herpes (3.4 million people).

HSV-2 infection has a marked effect on a sufferer's quality of life. The virus is highly contagious and women appear to be at greater risk of infection than men. HSV-2 infection can make people more susceptible to infection by HIV and increase the transmission rate of HIV. If transmitted from mother to baby, the disease has very serious consequences.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Jacinth K Fairley
Date of last notice	11 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party: Dr Ian Fraser <Fraser Fairley Super A/C>
Date of change	20 November 2006
No. of securities held prior to change	22,500
Class	Ordinary Shares
Number acquired	7,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,900 (52 cents per share)
No. of securities held after change	30,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Limited**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard A Hazleton
Date of appointment	1 December 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
42,616 Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Nil**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN 20 078 532 180	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ross Dobinson
Date of last notice	21 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest – Espasia Pty Ltd
Date of change	(i) 8 Dec 2006 (ii) 11 Dec 2006 (iii) 12 Dec 2006
No. of securities held prior to change	2,905,976
Class	Ordinary Shares
Number acquired	-
Number disposed	(i) 150,000 (ii) 10,000 (iii) 25,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(i) $72,505 (ii) $4,850 (iii)$11,875
No. of securities held after change	2,720,976

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

starpharma

File No. 82-34832

16 November 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Advice of number of shares issued

On 23 October 2006 the Company lodged an Appendix 3B – New issue announcement and application for quotation of additional securities – in relation to shares to be issued for the acquisition of Dendritic Nanotechnologies, Inc.

This is to advise that the number of shares issued was less than the maximum number for which quotation was sought. The final number of shares issued was **20,094,741**, which was 2,158 less than the anticipated issue of 20,096,899.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

File No. 82-34832

starpharma

Retired Dow Corning chairman appointed to Starpharma Board

Melbourne, Australia: 17 November 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced the appointment of Mr Richard Hazleton, the former chairman of the US-based global corporation Dow Corning, as a Non-Executive Director.

Mr Hazleton began his Dow Corning career in 1965. He held numerous positions in engineering, manufacturing and finance, both in the US and Europe, before becoming Chief Executive Officer of the company in 1993, and Chairman of the Board of Directors and CEO in 1994. He retired from Dow Corning in 2001. Mr Hazelton also held the position of Chairman of Dendritic Nanotechnologies Inc (DNT) from 2004 and until Starpharma's acquisition of the company in October 2006.

"The appointment of Mr Hazleton is of major significance to Starpharma and will assist in our rapid expansion to the United States following our acquisition of DNT. His experience and contacts in international business will be a major asset to Starpharma and complement the skills and experience of our current Board," said CEO Dr Jackie Fairley.

The Chairman of Starpharma, Mr Peter Bartels added: "This is a major coup for Starpharma and we welcome wholeheartedly Dick to our Board. He joins at an ideal time for the company, when we are increasingly focused on expanding our profile and business in the United States to fully appreciate the value of our now expanded portfolio of dendrimer-based pharmaceutical and industrial products."

Mr Hazleton has served on the Boards of the American Chemistry Council and the Chemical Bank and Trust Company (Midland, MI, USA) as well as several non-profit social service agencies in Michigan and Belgium.

The appointment is effective from 1 December 2006.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted

Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

Genital herpes: A recurrent, lifelong viral infection caused by the sexually transmitted herpes simplex virus type-2 (HSV-2). It is one of the most prevalent STIs, estimated to infect between 15% and 25% of male and female adults in developed countries. This figure is expected to rise to about 39% for males and 49% for females by 2025, unless effective preventive measures are found to reverse the trend. Herpes is estimated to affect one in six adults in America and new cases cost more than US$1.5 billion each year. The figures for Australia are similar with an estimated one in six adults suffering from genital herpes (3.4 million people).

HSV-2 infection has a marked effect on a sufferer's quality of life. The virus is highly contagious and women appear to be at greater risk of infection than men. HSV-2 infection can make people more susceptible to infection by HIV and increase the transmission rate of HIV. If transmitted from mother to baby, the disease has very serious consequences.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Piercy **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 422 916 422 rpiercy@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

starpharma

15th November 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
Starpharma Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

Starpharma Holdings Limited
Annual General Meeting

Proxy Summary
15th November 2006

1 **Adoption of Remuneration Report**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
20,391,491	1,102,904	182,604	1,340,860

The motion was carried on a show of hands as an ordinary resolution.

2 **Approval and Ratification of Issue of Ordinary Shares**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,412,729	91,070	133,200	1,380,860

The motion was carried on a show of hands as an ordinary resolution.

3 **Re-election of Mr Peter Bartels as a Director**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,176,299	445,804	129,200	1,376,360

The motion was carried on a show of hands as an ordinary resolution.

4 **Re-election of Dr John Raff as a Director**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,176,299	445,804	129,200	1,376,360

The motion was carried on a show of hands as an ordinary resolution.

5 **Election of Dr Jacinth Fairley as a Director**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,150,838	471,265	129,200	1,376,360

The motion was carried on a show of hands as an ordinary resolution.

6 Approval of grant of unquoted options to Dr Jacinith Fairley

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
16,499,744	5,157,275	72,254	568,402

The motion was carried on a show of hands as an ordinary resolution.

7 Non-Executive Directors' Remuneration

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
20,104,952	1,582,801	37,050	572,902

The motion was carried on a show of hands as an ordinary resolution.

starpharma

File No. 82-34832

16 November 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Advice of number of shares issued

On 23 October 2006 the Company lodged an Appendix 3B – New issue announcement and application for quotation of additional securities – in relation to shares to be issued for the acquisition of Dendritic Nanotechnologies, Inc.

This is to advise that the number of shares issued was less than the maximum number for which quotation was sought. The final number of shares issued was **20,094,741**, which was 2,158 less than the anticipated issue of 20,096,899.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

File No. 82-34832

AGM - Chairman's and CEO's presentations

Attached is the Chairman's address together with the CEO's presentation to the Annual General Meeting of Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY), to be held at 4.00pm today.

An audio broadcast of the presentations may be heard from 4.30pm today on boardroomradio.com.

The presentation details are as follows:

- *Annual General Meeting*
- *Presented by Mr Peter Bartels, Chairman and Dr Jackie Fairley, CEO*
- *15 November 2006*
- *4.30pm*
- *At http://www.brr.com.au/event/SPL/1305/17105/wmp/gt6aorkj5a*

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

Genital herpes: A recurrent, lifelong viral infection caused by the sexually transmitted herpes simplex virus type-2 (HSV-2). It is one of the most prevalent STIs, estimated to infect between 15% and 25% of male and female adults in developed countries. This figure is expected to rise to about 39% for males and 49% for females by 2025, unless effective preventive measures are found to reverse the trend. Herpes is estimated to affect one in six adults in America and new cases cost more than US$1.5 billion each year. The figures for Australia are similar with an estimated one in six adults suffering from genital herpes (3.4 million people).

HSV-2 infection has a marked effect on a sufferer's quality of life. The virus is highly contagious and women appear to be at greater risk of infection than men. HSV-2 infection can make people more susceptible to infection by HIV and increase the transmission rate of HIV. If transmitted from mother to baby, the disease has very serious consequences.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Chairman's Address

Annual General Meeting

of

Starpharma Holdings Limited, 15 November, 2006

Welcome to the Starpharma AGM for fiscal year 2005-2006.

When I was asked to give a talk on leadership a few years ago, one theme that I developed at the time was the ability of leaders to use change to their advantage.

Although I was directing my comments to individuals at the time, my words could just have easily been targeted to corporate entities.

Starpharma is not averse to change. If anything, we embrace change at every opportunity and recognise this as an important process in evolving and growing a business.

There have been some outstanding recent examples of strategic change that I believe have strengthened our business globally.

One of them was the appointment of Jackie Fairley to CEO. When our CEO of 10 years, John Raff, decided to retire, a succession plan was required. Jackie played a major role in that plan. She settled in as chief operating officer and worked with John until the time was right for him to step down.

It was almost a question of 'when is a change not a change?' John's departure and Jackie's appointment took place as a seamless transition and never looked like shaking the unquestionable stability of the company.

Happily, John's influence will continue to guide Starpharma's business as he remains on the Board as deputy chair. I'd like to take the opportunity to thank him for a decade of leadership and commitment to Starpharma – the successful company you see today is in many ways a testament to him.

The second change occurred last month, outside the reporting period of this AGM, but very much worthy of mention when we acquired US company Dendritic Nanotechnologies, or DNT.

You may remember that Starpharma was a Pooled Development Fund when DNT was established. This limited our ability to make offshore investments, and as a result we relinquished control of DNT.

That situation has now changed. DNT is once again a wholly owned subsidiary of Starpharma and for our part; we have acquired a well-known entity and consolidated our IP position in the dendrimer field.

With the DNT acquisition, Starpharma realises a number of important benefits – access to revenue from product sales, an impressive portfolio of IP, new areas of dendrimer application and a new major shareholder – the Dow Chemical Company.

Importantly, the acquisition has also given us a clear passage to expand Starpharma in the US. Jackie Fairley and I have spent much of last month investigating ways to fast track our profile there.

We have previously foreshadowed a desire of adding a US based director to the board, and following the acquisition of DNT we've invited the former CEO of a major US corporate to become a director of Starpharma. We expect to be able to make an announcement confirming that appointment in the near future.

In summary, we see the acquisition of DNT as a company-changing event that will firm the future of Starpharma with a much expanded product portfolio and access to the US capital markets.

This was not the only IP-strengthening activity that took place during the year. We undertook another strategic buy-back of dendrimer IP that returned complete ownership of three patent families to Starpharma and removed technology licence arrangements established about 10 years ago when Starpharma was spun out of the Biomolecular Research Institute.

John Raff summed up our view of this IP buy back last October when he said "This is the right deal at the right time and it is very much in the interests of our shareholders."

Clearly, management's ability to accommodate, initiate and implement change is bearing very good outcomes.

On the clinical front, VivaGel has cleared a number of obstacles on an unfamiliar road to market and has gained considerable high-level support on the way. Whilst we recently announced an extension to regulatory approval milestones, the factors involved are less of an issue in the conduct of genital herpes trials. We are increasingly confident that the genital herpes indication has significant commercial potential and can provide a faster route to market without many of the challenging factors inherent in HIV trials.

Many experts in world health believe that the empowerment of women is essential if we are ever to stem the spread in the developed and developing worlds of sexually transmitted infections such as HIV and the virus that causes genital herpes.

One such expert and one of Australia's leading scientists, Sir Gustav Nossal, published a paper in which he strongly endorsed products such as VivaGel and singled out Starpharma for its steps toward preventing the spread of HIV and genital herpes, particularly through empowering women.

Our recent discovery that the active ingredient in VivaGel also acts as a potent contraceptive in rabbits has met with a very positive response from both our scientific and commercial staff. An additional, contraceptive, action can only increase the value of our microbicidal product.

It is extremely pleasing to confirm that clinical trials of VivaGel for HIV infection and genital herpes have already commenced in Australia and the US and will soon extend into Kenya.

For many biotechs, the only options for funding clinical development are commercial licensing deals or the financial markets.

While we approached the market to raise $15 million through a share placement and share purchase plan last November, we have been able to avoid 'selling the farm' as part of a commercial licensing deal.

The reason? Starpharma received 26 million Australian dollars from the National Institutes of Health in the US to develop VivaGel against the spread of HIV. We then received further funding for our genital herpes program.

A great thing about this substantial injection of funds is that it comes with no loss of product ownership, but has all the upside of short-term security for the project, validation of product concept and all-important access to US clinical expertise and influence.

VivaGel is the first microbicide to have received NIH funding for development against herpes and we are reasonably sure that it is the first microbicide with FDA investigational new drug status for prevention of herpes.

There is plenty of good news and also plenty of hard work ahead for the Board and management of Starpharma.

I'm confident that both are up to the challenges. I'd like to thank my fellow directors for their valuable counsel, and especially our retiring CEO John Raff, and our new CEO Jackie Fairley. I'd also like to thank all our staff for their continued hard work, absolute focus and commitment to the pursuit of excellence and to making Starpharma a clear leader in the global biotechnology industry.

I shall now bring to an end my fourth AGM presentation and hand over to Jackie for her first address as CEO.

Thank you.

Peter T Bartels
Chairman

starpharma

Starpharma Holdings Limited
ASX:SPL
USOTC:SPHRY

AGM Presentation
15 November 2006

Dr Jackie Fairley – CEO


Starpharma Annual Report 2006
starpharma

This presentation contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable at this time, Starpharma can give no assurance that these expectations will prove to be correct. Actual results could differ materially from those anticipated, because of various important factors, risks and uncertainties. These include risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval processes mandated by regulatory authorities, delays in clinical trials, future capital needs and general economic uncertainty. Also, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Outline

1. Key Achievements
2. Company Overview
3. VivaGel™
4. DNT Acquisition
5. Pipeline
6. Conclusion

1. Key Achievements

starpharma

Key Achievements

✓ **HIV Funded: US$20.3M**	NIH funds VivaGel™ HIV development with non-dilutive funding
✓ **Genital Herpes Funded**	NIH funds VivaGel™ Genital Herpes Development
✓ **HIV Fast Tracked**	US regulator FDA designates VivaGel™ a fast track product
✓ **Herpes IND Cleared**	FDA clears VivaGel™ Genital Herpes IND
✓ **Contraceptive Activity**	VivaGel™ shown to be a potent contraceptive in animals
✓ **ADRs exceed 10%**	US uptake of ADRs exceeded 10% of SPL issued capital
✓ **A$15M Funds Raised**	Institutional and SPP capital raising
✓ **Patent Estate Expanded**	Substantial program of patent filing completed
✓ **Priostar™ Rolled Out**	DNT rolls out Priostar™ industrial dendrimer platform
✓ **Acquisition of DNT**	SPL acquires US company DNT
✓ **US Shareholding : c. 19%**	Dow becomes SPL's largest holder

The past 12 months has been a period of significant achievement for Starpharma

2. Company Overview

starpharma

Company Overview

starpharma

- World leader in the development of dendrimer nanotechnology products for pharmaceutical and life-sciences
- Lead product VivaGel™ is being developed (under IND) as a microbicide to prevent HIV and Genital Herpes
  - US$20.3m NIH funding to develop VivaGel™ for HIV
  - FDA Fast Track Status for HIV
  - VivaGel™ is the first microbicide with NIH funding support for Genital Herpes
- Two line extensions to VivaGel™ in development in addition to a broad portfolio of other dendrimer projects
- Wholly-owned US subsidiary (DNT Inc.)
  - Leader in the development of advanced dendritic polymers
  - Significant dendrimer IP portfolio

Starpharma Holdings Limited	
ASX Code	SPL
Level 1 ADR Code	SPHRY
Share Price (14/11/06)	51 c
12 Month High/Low	64 c / 35 c
Shares on Issue	167.8M
Market Capitalisation	~ $86M
Average Mthly Volume	4.5M shares
Cash on Hand (Oct 06)	$13.3M

Shareholder Composition



Other US Investors 10.9%
Dow 8.6%
Retail 51.5%
Institutions 29.0%

Starpharma is the global leader in dendrimer based nanotechnology

Company Structure


DOW
8.6%
Starpharma Holdings Limited
ASX:SPL
USOTC:SPHRY
100.0%
100.0%
Starpharma Pty Ltd
Dendritic Nanotechnologies Inc. (DNT)

Starpharma Pty Ltd

- 36 employees based in Melbourne, Australia
- Uses dendrimer technology to discover, develop and commercialise pharmaceuticals
- Lead development product VivaGel™ is a vaginal microbicide for the prevention of genital herpes and HIV
- Broad portfolio of other dendrimer projects including drug delivery, cancer and targeted diagnostics

Dendritic Nanotechnologies Inc. (DNT)

- 16 employees based in Michigan, USA
- Leading developer and provider of advanced dendritic polymers
- Existing licensing agreements with established revenue streams for dendrimer technology
- Broad and comprehensive IP portfolio; approximately 180 patents/applications issued and pending

Financial Snapshot

starpharma

- Starpharma is in a strong financial position:
  - A$13.3M in cash at Oct 06 (A$14.3M Jun 06)
  - 12 month burn to Oct 06 of A$6.6M (A$8.2M 05/06)
  - NIH and P3 Funding > A$30M
  - Loss for 05/06 down 3% to A$7.5M
  - Revenue[1] A$7.0M in 05/06, a A$5M increase over 04/05

[1] Post DNT transaction : additional revenue ~ A$1.25M pa



Cash on Hand
$M
18
16
14
12
10
8
6
4
2
0
A$14.3M
FY04
FY05
FY06



Revenue
$M
8
7
6
5
4
3
2
1
0
A$7M
FY04
FY05
FY06
Grant
Other

ADR Program and US Shareholding

starpharma

- Starparma's ADR program has been extremely successful since launch in January 2005
  - Growth of 137% in ADRs issued in the past 12 months
  - Average monthly growth of 7%
- Traded by major brokers including Merrill Lynch, Credit Lyonnais, Natexis Bleichroeder, and Pershing LLC
- ADR's exceeded 10% of SPL capital issued in October 2006
  - Currently at 9.3% following issue of shares for acquisition of DNT
- SPHRY compares favourably against other Australian biotech Level-1 ADR programmes
  - Most heavily traded by volume and price
- Active program initiated to build on US interest in SPL/SPHRY
  - US investors represent 19.5% of SPL total shareholding

ADR Uptake



% SPL Shares
12%
10%
8%
6%
4%
2%
0%
Shares issued to DNT holders
Jan 05
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06

Enhanced Pipeline: Balanced for Risk

starpharma



Pharmaceutical & Medical Products
Proof of Concept
Lead
Clinical Trials
Sales
VivaGel™
▶ HSV-2 prevention
▶ HIV prevention
▶ condoms coating & other line extensions
ADME Engineering™
▶ Therapeutic protein PK optimisation
Drug Delivery - Small Molecules
▶ Cancer therapeutic
Drug Optimisation
▶ Enhanced solublisation
in-vivo and in vitro Diagnostics
▶ Stratus CS® (Cardiac Diagnostic)
▶ MRI imaging (Ovarian cancer & cardiovascular disease)
Life-science Products
Proof of Concept
Prototype
Pre-launch
Sales
Gene Transfection Reagents
▶ SuperFect®
siRNA Transfection Reagents
▶ PrioFect™
Materials Sciences Products
Early
Intermediate
Advanced, Partnered
Sales
Specialty & Fine Chemicals
▶ Priostar™ Dendrimers (multiple applications)
▶ Starburst™ Dendrimers (Catalogue of over 200 products)

3. VivaGel™


10 women
harma
5 Pre-Filled Applicators
Five 3.5g applicators

starpharma

VivaGel™ packaged into pre-filled applicators.

VivaGel™ – Lead Product for Prevention of STIs

starpharma

- VivaGel™ is a vaginal microbicide being developed to prevent sexually transmitted infections in women
  - Currently being developed under two INDs for the prevention of HIV and genital herpes
- Gel-based formulation with a nanotech active (SPL7013), delivered via an applicator
- Active ingredient inactivates HIV and HSV-2 (genital herpes) virus by binding with the virus preventing it attaching to the host
- Significant and growing recognition that microbicides offer the best alternative
  - "Prevention is better than cure"

HIV

- Major health burden in both developed and developing countries
- 39 million people living with HIV; every day 7,000 women are newly infected
- No cure - more than 50 HIV vaccines have failed and estimates are that an effective vaccine is many years away

Genital Herpes

- Recurrent, lifelong viral infection
- Estimated to infect between 15-25% of male and female adults in developed countries, growing to between 40-50% in the US by 2025
- Existing prevention methods have proven ineffective and developmental vaccines disappointing

VivaGel™ offers an attractive first line defence against the spread of HIV and genital herpes

VivaGel™ – Significant Achievements

starpharma

Nov 04	Successfully completed Phase 1 trial in Humans
Oct 05	Receives A$26M non-dilutive NIH funding for development in HIV (without downstream commercial obligations)
Jan 06	Granted FDA Fast Track Status for HIV
Apr 06	The only microbicide funded by the NIH for Genital Herpes (clinical development, undisclosed sum)
Jun 06	Exhibits a potent contraceptive effect in animal studies
Oct 06	Further clinical trials underway Australia/USA; others to commence shortly in Kenya

VivaGel™ Market Update

starpharma

- Two clinical trials underway in the USA and Australia (Kenyan site to commence shortly)
- Good progress with Scale-up and toxicology programs
- Due to HIV Microbicide trial issues with recruitment, and retention in trials VivaGel™ regulatory approval milestone revised from 2008 by 12-24 mo.
- Genital Herpes indications likely less impacted - still anticipated to be first to market for Genital Herpes
- Issues not applicable to contraception indication and condom coating opportunity
- Opportunities for mitigation being actively pursued: choice of trial site, trial design, sample size etc.
- Market Outlook continues to be very good and strengthening:
  - Genital Herpes prevalence in US women: 26%
  - 30-40% female college students would buy a microbicide, ~70% if contraceptive
  - US Opinion leaders calling for a national herpes prevention program
- Negligible impact on cumulative development costs; NIH funding not impacted

Commercial Opportunity for Microbicides

starpharma

- **Large, addressable markets**
  - HIV primarily in developing countries
  - HSV-2 in both developing and developed countries
- **Increasing market support for products**
  - US government firmly committed to development of safe and effective microbicides
  - US opinion leaders now calling for National Herpes Control Program
- **Several industry surveys have confirmed strong consumer demand**
  - Over 20 million women in US would use a microbicide
  - 30-40% female US college students would buy a microbicide increasing to 70% with contraceptive properties
  - Strong market demand at 5x local condom price in various countries
  - Microbicide market estimates >$1.5Billion

Estimated Market for microbicides in *Developed* Countries

Market Penetration	Average Frequency of Use Per Annum		
	25x US$M	50x US$M	100x US$M
2.5%	365	730	1,460
5.0%	725	1,450	2,900
10.0%	1,450	2,900	5,800

Key assumptions

- *291m women of reproductive age (15-49) in developed countries*
- *Unit sale price circa US$2*
- *Usage rates according to published data*

> ***"If I had a magic bullet to accelerate something it would be the microbicide…"***
> Bill Gates, July 2006

Source: World Bank; UNAIDs; EC AIDS survey; BCG analysis and various microbicide publications

4. DNT Acquisition

starpharma

DOW®

dnt™

DENDRITIC NANOTECHNOLOGIES INC

Significant Acquisition Benefits

starpharma

1. Diversified Product Portfolio	▪ Marketed products, near-term revenues ▪ Diversified risk: pharma, life-science and industrial
2. Significant Development and Commercialisation Synergies	▪ Optimal leverage of internal resources including commercial, regulatory, scale-up and discovery ▪ Better value from expenditures
3. Extensive IP Portfolio: Leaders in the Field	▪ Enhanced competitive position and higher profile for commercial development
4. Increased US Presence	▪ Greater access and profile in the US nanotech sector - industry partners - financial markets - funding partners
5. Ongoing Dow Involvement	▪ The Dow Chemical Company (Dow) is Starpharma's largest shareholder - Enhances Starpharma's profile with industry and funding partners
6. Attractive Acquisition Terms	▪ Minimal dilution for Starpharma shareholders ▪ Simplifies structure and puts in place platform for creating significant additional shareholder value

Enhanced Portfolio

starpharma

Multiple Near-Term Commercial Opportunities → Future High-Value Commercial Opportunities

Industrial Products	Life-science Applications	Pharmaceutical Products
Research Reagents	Drug Optimisation	VivaGel™
Industrial Chemicals	Medical Diagnostics	Protein PK Modification
Fine Chemicals	Drug Delivery	Cancer Therapeutic

DNT Technology Platform

SPL Technology Platform

5. Pipeline



starpharma

Enhanced Pipeline: Balanced for Risk

starpharma



Pharmaceutical & Medical Products
Proof of Concept
Lead
Clinical Trials
Sales
VivaGel™
▶ HSV-2 prevention
▶ HIV prevention
▶ condoms coating & other line extensions
ADME Engineering™
▶ Therapeutic protein PK optimisation
Drug Delivery - Small Molecules
▶ Cancer therapeutic
Drug Optimisation
▶ Enhanced solublisation
in-vivo and in vitro Diagnostics
▶ Stratus CS® (Cardiac Diagnostic)
▶ MRI imaging (Ovarian cancer & cardiovascular disease)
Life-science Products
Proof of Concept
Prototype
Pre-launch
Sales
Gene Transfection Reagents
▶ SuperFect®
siRNA Transfection Reagents
▶ PrioFect™
Materials Sciences Products
Early
Intermediate
Advanced, Partnered
Sales
Specialty & Fine Chemicals
▶ Priostar™ Dendrimers (multiple applications)
▶ Starburst™ Dendrimers (Catalogue of over 200 products)

Pipeline: Enhanced Near Term Opportunities

starpharma

Marketed Dendrimer Products

- Existing product sales and licensed dendrimer royalty agreements
  - Stratus CS® : Cardiac marker diagnostic licensed to Dade Behring
  - SuperFect® : Gene transfection technology licensed to Qiagen
  - STARBURST® dendrimers commercially available

DADE BEHRING QIAGEN ALDRICH

Current Revenues

PrioFect™ siRNA transfection agents

- Transfection reagent market: $120M growing by 15-18% pa
- PrioFect™ siRNA Transfection Reagents provide:
  - Precise size control: allows optimisation according to cell type
  - Highly functionalised surface: allows targeting to specific cell types i.e. cell-specific delivery
  - Pharmaceutical Quality: Low toxicity

Estimated market entry: Early 2007

Materials Science / Industrial Applications

Sector	Discussions with...	Application
Oil	"Top 5" US Oil Company	Lubricant additives
Plastics	Large Automotive Components Manufacturer	Plastics additive
Manufacturing	Major Technology Company	Dental resins
	Multiple avenues of exploration	Adhesives
	"Top 5" European electronics manufacturer	Printed circuit board manufacturing
Pharmaceutical	Global Healthcare Company	Solublisation
Cosmetics	Cosmetic Company	Adhesive
Fine Chemicals	Major fine chemical manufacturer	Laboratory reagents
Resources	Water quality specialists	Water filtering/ remediation

Value capture horizon : 2007 / 08

6. Conclusion

starpharma

Investment Highlights

starpharma

- >US$26m* non-diluting funding from the NIH for VivaGel™; P3 funding from the Australian Government for lead development
- VivaGel™ - the only microbicide with NIH funding for genital herpes
- Significant commercial opportunities for microbicides
- Significant US shareholder base and profile:
  - Dow is the largest shareholder (8.6%)
  - c.20% shares held by US shareholders
  - Successful ADR program ~ 9.3% shares on issue
  - US subsidiary with marketed products and extensive commercial relationships
  - US based ex. CEO/Chairman of major corporate to join SPL Board shortly
- Diversified dendrimer product and application pipeline:
  - Marketed products offering near-term revenues
  - Diversified risk: pharma, life-science and industrial
- Comprehensive dendrimer IP portfolio for a broad spectrum of products and applications

Starpharma represents a significant value proposition given its pipeline, cash position and NIH support

** Two NIH grants: US$20.3m contract + US$5.4m grant (2004)*

Preview:
New website in preparation

www.starpharma.com



starpharma
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Further information: info@starpharma

Supplementary Material

starpharma

Dendrimer Technology: Overview

starpharma

Unique Characteristics of Dendrimers

- Precisely defined, synthetic macromolecules
- Precisely defined surface topology
- Can be designed to optimize potency, pharmacokinetics and localisation
- Different species can be heat stable or biodegradable
- High multivalent binding affinity

Commercial Applications of Dendrimers

- Key enabling nanoscale technology
- Diverse range of pharma, diagnostic & materials applications
- In the clinic – VivaGel™ (the first dendrimer IND)
- Scalable chemical manufacturing process with competitive COGs
- Well tolerated






Insulin
Cytochrome
Haemoglobin
Generation 3
3 nanometres
Generation 4
4 nanometres
Generation 5
5 nanometres

VivaGel™ – Product Features and Performance

starpharma

Product Offers Several Key Advantages	• Market research indicates microbicide gels will have good uptake • Female controlled, discreet and convenient • Compelling competitive advantages: efficacy; non-irritant; broad activity • Contraceptive activity (in animals)
Excellent Clinical Results in Human and Primate Trials	• Human trials (IND): VivaGel™ is non-toxic and non-irritating • Potent activity in relevant HIV strains in very tough primate trials • Potent activity against herpes in animal trials • Viruses appear not to develop resistance to VivaGel™
Excellent Drug Characteristics	• Lower risk development – Topical gel, external to body • Affordable – Low manufacturing costs • Excellent IP position • Passes key FDA hurdle – Well defined chemical entity
Product Extensions	• Condom coating • In combination (ComboGel)

VivaGel™ – Significant Advantages Over Competitors

starpharma

	Competitor Category	Key Disadvantages	VivaGel™ Advantages
HSV -2	VivaGel™ is the only microbicide with an FDA IND for genital herpes		
HIV Significant Advantages over Other Products in Development	Surfactants/ Detergents	▪ Ulceration possible; potential incr. risk of HIV infection	▪ No surfactant properties; non-irritant; does not increase infection risk
	Sulphated carbohydrates	▪ Not active against clinical HIV strains	Highly active against all HIV strains tested
	Reverse Transcript. Inhibitors and other anti-viral drugs	▪ Drug resistance is an issue ▪ Primary mode of action requires infection process to have begun ▪ Not active against herpes	▪ Very high barrier to development of viral resistance ▪ Primary mode of action is prevention of virus attachment ▪ Potent activity against herpes
	Sulphated Polymers	▪ High cost of synthesis ▪ Poor characterisation of the drug substance likely to present regulatory issues	▪ Excellent drug characteristics: ▪ Low manufacturing costs ▪ Stable, well defined entity
	Acidity Control Agents	▪ Acidity control: sufficient protection as mono-therapy?	▪ Potent activity against HIV and HSV-2 in animal models; non-irritant

Pipeline Management



starpharma
Base dendrimer technology
Development approach
Starpharma Product Development
e.g. VivaGel™, PrioFect™
Starpharma resource demand
High
Mitigated by external funding sources, e.g. NIH
Partnered joint development
e.g. several drug optimisation projects
Starpharma resource demand
Medium
IP outlicense
e.g. Qiagen, Dade Behring
Starpharma resource demand
Low

Combination of "in house", partnered and 3rd party development maximises IP exploitation

starpharma

Partners

Industry Collaborators

DOW®

Pfizer

QIAGEN

DADE BEHRING

DHARMACON RNA TECHNOLOGIES

Johnson & Johnson Research

GENERAL DYNAMICS Land Systems

ALDRICH

lumera

Research/Uni. Collaborators

ISN INSTITUTE FOR SOLDIER NANOTECHNOLOGIES

NATIONAL CANCER INSTITUTE

PENNSTATE Nanofabrication Facility

NATIONAL INSTITUTES OF HEALTH

CALTECH

CMU CENTRAL MICHIGAN UNIVERSITY

UPMC | University of Pittsburgh Medical Center

THE NATIONAL DENDRIMER & NANOTECHNOLOGY CENTER

ARL U.S. Army Research Laboratory

NANOTECHNOLOGY CHARACTERIZATION LABORATORY